

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2023

William E. Fuller
President and Chief Executive Officer
U.S. Xpress Enterprises, Inc.
4080 Jenkins Road
Chattanooga, Tennessee 37421

      Re: U.S. Xpress Enterprises, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed April 20, 2023
          File No. 001-38528

Dear William E. Fuller:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

The Merger
Rollover Agreement and LLC Agreement, page 74

1.   We note that your Chief Executive Officer and Executive Chairman have each entered into voting and support agreements and rollover and LLC agreements. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction. Your analysis should address the factors set forth in Sections 201.01 and 201.05 of our Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Michael Purcell, Staff Attorney, at 202-551-5351 or Mitchell Austin, Legal Branch Chief, at 202-551-3574 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Erik Belenky